Form 51-102F3

MATERIAL CHANGE REPORT

1.

Full name of the Issuer:

Esperanza Resources Corp. (the "Issuer")

Suite 1400, 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

2.

Date of Material Change:

July 12, 2013

3.

News Release:

The news release with respect to the material change referred to in this report was issued by the Issuer through Marketwire on July 12, 2013.

4.

Summary of Material Change:

The Issuer has entered into an arrangement agreement dated July 12, 2013 (the "Arrangement Agreement") with Alamos Gold Inc. ("Alamos") and 0975064 B.C. Ltd. ("Subco").

5.

Full Description of Material Change:

5.1

Full Description of Material Change

The Issuer has entered into the Arrangement Agreement with Alamos and Subco pursuant to which Alamos will acquire, indirectly through Subco, all of the issued and outstanding common shares of the Issuer (the "Esperanza Shares") by way of a court approved plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the securityholders of the Issuer will be entitled to receive:

(i)

for each Esperanza Share held, $0.85 in cash and 0.0625 of a warrant (each whole warrant, an "Alamos Warrant") to purchase Alamos common shares (the "Alamos Shares");

(ii)

for each unexercised option to purchase Esperanza Shares with an exercise price of less than $0.85 (each, an "In the Money Esperanza Option") held, a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of such In the Money Esperanza Option and 0.0625 of an Alamos Warrant;

(iii)

all unexercised options to purchase Esperanza Shares with an exercise price of $0.85 or greater will be cancelled for no consideration;

(iv)

for each outstanding warrant to purchase Esperanza Shares held, 0.15 of an Alamos Warrant; and

(v)

for each outstanding restricted share unit held, $0.85 in cash and 0.0625 of an Alamos Warrant.

Each whole Alamos Warrant will be exercisable for one Alamos Share until May 24, 2017 at an exercise price of $29.48. Alamos will apply to list the Alamos Warrants on the Toronto Stock Exchange ("TSX") and the Alamos Shares issuable on the exercise of the Alamos Warrants on the TSX and the New York Stock Exchange ("NYSE").

Upon completion of the Arrangement, the Issuer will become an indirect wholly-owned subsidiary of Alamos.

Completion of the Arrangement is subject to a number of conditions including: (i) the approval of at least two-thirds of the votes cast by the holders of Esperanza Shares (the "Esperanza Shareholders") at a special meeting expected to take place in August 2013 (the "Meeting"); (ii) the approval of the Supreme Court of British Columbia; (iii) the approval of the Exchange, the TSX and the NYSE; and (iv) and certain other closing conditions customary in transactions of this nature.

The board of directors of the Issuer has unanimously determined that the Arrangement is the best interests of the Issuer and its securityholders and will recommend that Esperanza Shareholders vote in favor of the Arrangement. Furthermore, each of the directors and senior officers of the Issuer has entered into a voting and support agreement with Alamos and has agreed to vote in favour of the Arrangement at the Meeting.

Haywood Securities Inc. has provided an independent fairness opinion to the board of directors of the Issuer that the consideration to be received by Esperanza Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Esperanza Shareholders. Stikeman Elliott LLP acted as legal counsel to the Issuer.

5.2

Disclosure for Restructuring Transactions

Not Applicable.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102:

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.

Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.

Executive Officer:

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Greg Smith, Chief Financial Officer

Phone: (604) 336-8190

9.

Date of Report:

July 17, 2013